

NEWS RELEASE

FOR IMMEDIATE RELEASE

August 4, 2005

CAPITOL FEDERAL FINANCIAL
REPORTS THIRD QUARTER 2005 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) today announced results for the June 30, 2005 quarter. Detailed results of the quarter are available on Form 10-Q which will be filed today and posted on our web-site, www.capfed.com/html/relations.html. Highlights for the quarter include:

- net income of $16.2 million, up from $9.5 million one year ago,

- diluted earnings per share of $0.22 and

- efficiency ratio of 41.99%.

In addition, the Board of Directors ("Board") declared a $0.50 per share dividend on July 26, 2005 to holders of record on August 5, 2005, payable on August 19, 2005.

Results of Operations for the Quarter Ended June 30, 2005

Capitol Federal Financial (the "Company") reported net income of $16.2 million, up from $9.5 million for the same period one year ago. The increase in net income was due primarily to an increase in net interest and dividend income of $11.6 million between the two quarters, offset by an increase of $3.5 million in income tax expense.

The increase in net interest and dividend income compared to the same quarter one year ago was partially due to the $8.5 million increase in interest income on loans. The average balance of loans increased $712.0 million, while the average yield decreased 11 basis points between the two quarters. The increase in the average balance of loans was due primarily to the purchase of mortgage loans. The decrease in the average yield was due to the reduction in the average rate on mortgages held in the portfolio as a result of loan modifications, refinances, purchases and originations of mortgage loans at rates which are generally below the existing average loan portfolio rate.

The $7.9 million decrease in interest expense on Federal Home Loan Bank ("FHLB") advances compared to the same quarter one year ago also contributed to the increase in net interest and dividend income. The average rate on the FHLB advances decreased 127 basis points compared to the prior year quarter due primarily to refinancing certain FHLB advances in July 2004. The refinancing of FHLB advances reduced the interest expense on the FHLB advances by $11.9 million compared to the prior year quarter. The reduction in interest expense was partially offset by a $3.9 million increase in interest expense on the variable-rate portion of the interest rate swaps due to the increase in the one month LIBOR rate between the two periods.

Results of Operations for the Nine Months Ended June 30, 2005

The Company recognized net income of $52.2 million compared to net income of $23.7 million for the same period one year ago, an increase of $28.5 million. The increase in net income was due primarily to an increase in net interest and dividend income of $43.6 million between the two periods, offset by an increase of $16.0 million in income tax expense.

The increase in net interest and dividend income was due primarily to a decrease in interest expense on FHLB advances. The average rate on FHLB advances decreased 158 basis points compared to the prior year nine month period due primarily to refinancing certain FHLB advances in July 2004. The refinancing of FHLB advances reduced the interest expense on the FHLB advances by $36.7 million compared to the prior year period. The reduction in interest expense was partially offset by a $4.3 million increase in interest expense on the variable-rate portion of the interest rate swaps.

The $18.9 million increase in interest income on loans compared to the same period one year ago also contributed to the increase in net interest and dividend income. The average balance of loans increased $605.8 million, while the average yield decreased 18 basis points.

Financial Condition as of June 30, 2005

Total assets decreased $121.8 million from September 30, 2004. The decrease in assets was attributed mainly to a decrease in mortgage-related securities of $278.9 million, a decrease in investment securities of $182.6 million, a decrease in cash and cash equivalents of $92.1 million and a decrease in deferred income tax assets of $17.5 million, offset by an increase in loans receivable of $454.1 million.

Total liabilities decreased $154.7 million to $7.55 billion at June 30, 2005. The decrease was due primarily to a decrease of $132.4 million in certificates of deposit.

Stockholders' equity increased $32.9 million to $865.3 million at June 30, 2005. The increase was due primarily to net income of $52.2 million for the first nine months of fiscal year 2005, offset by dividends paid of $30.5 million.

Management's Discussion of Dividends

We strive to enhance shareholder value while maintaining a strong capital position. We continue to provide returns to shareholders through our dividend payments. On July 26, 2005, the Board declared a dividend of $0.50 per share which will be paid on August 19, 2005 to holders of record on August 5, 2005. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Total dividends declared during the first nine months of fiscal year 2005 were $1.50 per share. On January 25, 2005, the Board approved an enhanced dividend policy. In December of each year, the Company will pay a special dividend equal to 25% of the excess of the prior fiscal year reported net income over the amount required to meet the Company's current dividend policy of $2.00 per share each fiscal year after allowing for the waiver of dividends by MHC. If the fiscal year reported net income does not exceed the amount required to meet the Company's current dividend policy, it is the Board's intent to continue to pay dividends at the current level. Our cash dividend payout policy is continually reviewed by management and the Board, and our ability to pay dividends under the policy depends upon a number of factors including: the Company's financial condition, results of operations, regulatory capital requirements of the Bank and other regulatory limitations on the Bank's ability to make capital distributions to the Company.

Because the Company has a relatively unique corporate structure, the reporting of certain information under generally accepted accounting principles in the United States of America ("GAAP") is not necessarily reflective of the process considered by the Board in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	Three Months Ended June 30,		Nine Months Ended June 30,	
	2005	2004	2005	2004
	(Dollars in thousands, except per share amounts)			
Net income	$16,160	$9,485	$52,215	$23,713
Average common shares outstanding	72,559,699	71,781,258	72,401,746	71,375,369
Average committed ESOP shares outstanding	101,374	101,374	50,779	50,778
Total basic average common shares outstanding	72,661,073	71,882,632	72,452,525	71,426,147
Effect of dilutive RRP shares	2,091	49,383	2,412	173,013
Effect of dilutive stock options	452,100	886,211	616,078	1,144,746
Total diluted average common shares outstanding	73,115,264	72,818,226	73,071,015	72,743,906
Net earnings per share:				
Basic	$0.22	$0.13	$0.72	$0.33
Diluted	$0.22	$0.13	$0.71	$0.32

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public shareholders of CFFN stock. The following table is presented to provide a better understanding of the information the Board reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended June 30,		Nine Months Ended June 30,	
	2005	2004	2005	2004
	(Dollars in thousands, except per share amounts)			
Net income	$16,160	$9,485	$52,215	$23,713
Basic average common shares outstanding	72,661,073	71,882,632	72,452,525	71,426,147
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public shareholders	20,468,256	19,689,815	20,259,708	19,233,330
Effect of dilutive RRP shares	2,091	49,383	2,412	173,013
Effect of dilutive stock options	452,100	886,211	616,078	1,144,746
Total adjusted diluted average shares held by public shareholders	20,922,447	20,625,409	20,878,198	20,551,089
Net earnings per share, available to public shareholders:				
Basic	$0.79	$0.48	$2.58	$1.23
Diluted	$0.77	$0.46	$2.50	$1.15

The following table shows the number of shares eligible to receive dividends at June 30, 2005. The unvested shares in ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2004	73,990,801
Treasury stock acquisitions	(137,837)
Net RRP grants (net of forfeitures)	11,200
Options exercised, net	507,618
Total voting shares outstanding at June 30, 2005	74,371,782
Unvested shares in ESOP	(1,814,746)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at June 30, 2005	20,364,219

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 37 branch locations in Kansas, 8 of which are in-store branches. Capitol Federal Savings Bank employs 662 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President, Investor Relations	Senior Vice President, Controller
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com